Issuer Free Writing Prospectus
Filed by: Covanta Holding Corporation
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-134173
Registration Statement on Form S-3: No. 333-140082
Covanta Holding Corporation
Concurrent Offerings of
5,320,000 Shares of Common Stock
(the “Common Stock Offering”)
and
$325,000,000
aggregate principal amount of
1.00% Senior Convertible Debentures due 2027
(the “Debentures Offering”)
This free writing prospectus relates only to the Common Stock Offering of shares of common stock, par value $0.10 per share (the “Common Stock”) and the Debentures Offering of 1.00% Senior Convertible Debentures due 2027 (the “Debentures”) and should be read together with (1) the preliminary prospectus supplement dated January 19, 2007 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”) and the prospectus dated May 16, 2006 (the “Common Stock Base Prospectus”), including the documents incorporated by reference in the Common Stock Preliminary Prospectus Supplement and the Common Stock Base Prospectus and (2) the preliminary prospectus supplement dated January 19, 2007 relating to the Debentures Offering (the “Debenture Preliminary Prospectus Supplement”) and the prospectus dated January 19, 2007 (the “Debenture Base Prospectus”), including the documents incorporated by reference in the Debenture Preliminary Prospectus Supplement and the Debenture Base Prospectus.

Issuer:	Covanta Holding Corporation

Common Stock symbol:	CVA

The Common Stock Offering

Securities:	5,320,000 shares of Common Stock

Over-allotment option:	798,000 shares of Common Stock

Issue price:	$23.50 per share

Closing sale price of stock on January 25, 2007:	$23.77 per share

Net proceeds (estimated):	$118.3 million ($136.1 million if the over-allotment option is exercised in full)

Underwriting compensation per share:	$1.175

Aggregate underwriting compensation:	$6,251,000 ($7,188,650 if the over-allotment option is exercised in full)

Selling concession per share:	$0.71

Trade date:	January 25, 2007

Settlement date:	January 31, 2007

Underwriters:	Lehman Brothers Inc., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (Joint Book-Running Managers) and Banc of America Securities LLC, Barclays Capital Inc., Pacific Growth Equities, LLC and UBS Securities LLC (Co-Managers)

The Debentures Offering

Securities:	1.00% Senior Convertible Debentures due 2027

Ratings:	B by Standard & Poor’s and B1 by Moody’s

Aggregate principal amount:	$325,000,000

Over-allotment option:	$48,750,000

Issue price:	100%

Annual interest rate:	1.00%

Issue price of Common Stock Offering:	$23.50 per share

Conversion premium over issue price of Common Stock Offering:	20.0%

Conversion rate (subject to adjustment):	35.4610 shares per $1,000 principal amount of Debentures

Conversion price (approximately) (subject to adjustment):	$28.20 per share

Conversion rights:	Subject to fulfillment of certain conditions and during the periods described in the Debenture Preliminary Prospectus Supplement.

Interest payment dates:	February 1 and August 1

First interest payment date:	August 1, 2007

Maturity date:	February 1, 2027

Contingent interest:	Yes, commencing on February 1, 2012

Comparable yield:	7.25%

Call feature:	Redeemable on or after February 1, 2012

Puts:	February 1, 2012, February 1, 2017 and February 1, 2022
Increase to conversion rate upon a Fundamental Change (subject to adjustment):

	Stock price
Effective Date	$23.50	$28.20	$30.00	$35.00	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00
January 31, 2007	7.0921	4.4158	3.7251	2.3830	1.5723	1.0611	0.7273	0.5030	0.3486	0.2403
February 1, 2008	7.0921	4.3822	3.6468	2.2458	1.4273	0.9292	0.6152	0.4112	0.2752	0.1828
February 1, 2009	7.0921	4.2062	3.4277	1.9881	1.1899	0.7308	0.4574	0.2893	0.1829	0.1140
February 1, 2010	7.0921	3.8428	3.0190	1.5716	0.8416	0.4639	0.2620	0.1502	0.0858	0.0473
February 1, 2011	7.0914	3.0982	2.2289	0.8745	0.3420	0.1388	0.0607	0.0287	0.0135	0.0048
     If the stock price per share of Issuer’s common stock is:
•	in excess of $65.00 per share (subject to adjustment), the conversion rate will not be increased; or

•	less than $23.50 per share (subject to adjustment), the conversion rate will not be increased.

Conversion rate cap:	42.5531 shares per $1,000 principal amount of Debenture

Net proceeds (estimated):	$314.9 million ($362.4 million if the over-allotment option is exercised in full)

Underwriting compensation per Debenture:	$25

Aggregate underwriting compensation:	$8,125,000 ($9,343,750 if the over-allotment is exercised in full)

Selling concession per Debenture:	$15.00

Trade date:	January 25, 2007

Settlement date:	January 31, 2007

Debenture CUSIP:	22282EAA0

Underwriters:	Lehman Brothers Inc., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (Joint Book-Running Managers) and Banc of America Securities LLC, Barclays Capital Inc. and UBS Securities LLC (Co-Managers)
The Issuer has filed registration statements (including prospectuses) with the SEC for the Common Stock Offering and the Debenture Offering to which this communication relates. Before you invest, you should read the prospectus in applicable registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Stock Offering and the Debenture Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offerings will arrange to send you the applicable prospectus if you request it by calling toll-free 1-888-603-5847.
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